Exhibit (a)(5)(i)

GIGOPTIX ANNOUNCES LAUNCH OF

MODIFIED DUTCH AUCTION TENDER OFFER TO

PURCHASE UP TO $2.0 MILLION OF ITS COMMON STOCK

SAN JOSE, CALIF. – March 28, 2012 – GigOptix, Inc. (OTCQX:GGOX) (“GigOptix”), a leading fabless supplier of semiconductor and optical components that enable high speed information streaming, announced today the launch of a modified “Dutch auction” tender offer to purchase shares of its common stock. In addition to other benefits to the GigOptix shareholders from the tender offer, the company believes that, among other actions, the tender offer will augment its efforts to get its shares of common stock listed on a national stock exchange in a timely manner.

GigOptix has offered to purchase up to $2.0 million in value of its common stock at a price not greater than $3.10 nor less than $2.85 per share. The tender offer is scheduled to expire at 5:00 p.m., New York City time, on Tuesday, April 24, 2012, unless extended. In accordance with the rules of the Securities and Exchange Commission, GigOptix may increase the value of shares purchased in the offer by no more than 2% of the outstanding shares without amending or extending the tender offer. The closing price of GigOptix’ common stock on the OTC Bulletin Board on March 27, 2012 was $2.70.

Under the tender offer, shareholders will have the opportunity to indicate how many shares, and at what price(s) they wish to tender their shares, within the specified price range. Based on the number of shares tendered and the prices specified by the tendering shareholders, GigOptix will determine the lowest price per share within the range that will allow GigOptix to purchase $2.0 million in value of its common stock, or a lower amount depending on the number of shares properly tendered and not properly withdrawn. All shares purchased by GigOptix will be purchased at the same price.

If the tender offer is fully subscribed, then $2.0 million in value of GigOptix’ common stock will be purchased, representing approximately 2.99% to 3.25% of GigOptix’ issued and outstanding shares of common stock as of March 26, 2012. If, based on the final purchase price determined in the tender offer, more than $2.0 million in value of shares are properly tendered and not properly withdrawn, then GigOptix will purchase shares tendered at or below the per share purchase price on a pro rata basis as specified in the offer to purchase, which is being distributed to shareholders. The tender offer is not conditioned upon any minimum number of shares being tendered, but will be subject to other conditions that are described in the offer to purchase. GigOptix will fund share purchases in the tender offer with cash on hand.

The offer to purchase, the letter of transmittal and the related materials are being mailed to GigOptix shareholders. Shareholders who have questions or would like additional copies of the tender offer documents may call the information agent, Innisfree M&A Incorporated, toll-free at (888) 750-5834. Banks and brokers may call collect at (212) 750-5833.

While GigOptix’ board of directors has approved the making of the tender offer, none of GigOptix, its board of directors, the depositary or the information agent makes any recommendation to any shareholder as to whether to tender or refrain from tendering any shares or as to the price or prices at which shareholders may choose to tender their shares. GigOptix has not authorized any person to make any such recommendation. Shareholders must decide whether to tender their shares and, if so, how many shares to tender and at what price or prices. In doing so, shareholders should carefully evaluate all of the information in the offer to purchase, the letter of transmittal and the related materials before making any decision with respect to the tender offer and should consult their own financial and tax advisors.

GigOptix’ directors and executive officers have advised GigOptix that they do not intend to tender their shares in the tender offer. The tender offer will increase the proportional holdings of any shareholder that does not tender its shares into the tender offer.

About GigOptix

GigOptix is a leading supplier of semiconductor and optical components that enable high-speed information streaming and address emerging high-growth opportunities in the communications, industrial, defense and avionics industries. The Company offers a broad portfolio of high performance MMIC solutions that enable next generation wireless microwave systems up to 90GHz and drivers, TIAs and TFPSTM optical modulators for 40G and 100G fiber-optic telecommunications and data-communications networks. GigOptix also offers a wide range of digital and mixed-signal ASIC solutions and enables product lifetime extension through its GigOptix Sunset Rescue Program. To learn more about GigOptix, visit www.gigoptix.com.

Tender Offer Statement

This press release is for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell, any shares of GigOptix common stock. The full details of the tender offer, including complete instructions on how to tender shares, are included in the offer to purchase, the letter of transmittal and related materials, which are being mailed to shareholders. Shareholders should read carefully the offer to purchase, the letter of transmittal and other related materials because they contain important information. Shareholders may obtain free copies of the offer to purchase and other related materials at the Securities and Exchange Commission’s website at www.sec.gov. In addition, shareholders also may obtain a copy of these documents, free of charge, by calling Innisfree M&A Incorporated, GigOptix’ information agent for the tender offer, at (888) 750-5834. Shareholders are urged to read these materials carefully prior to making any decision with respect to the offer.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including the bringing of products to market with full documentation. Such statements contain words such as “will,” and “expect,” or the negative thereof or comparable terminology, and include (without limitation) statements regarding growth, opportunities, continued traction, contracts, and improvement. Forward-looking statements involve certain risks and uncertainties, and actual results may differ materially from those discussed in any such statement. These risks include, but are not limited to: factors that may affect the integration and results of GigOptix’ merger with Endwave, unexpected occurrences that deter the full documentation and “bring to market” plan for products that were developed this year and last year, trends and fluctuations in the industry, changes in demand and purchasing volume of customers, unpredictability of suppliers, our ability to attract and retain qualified personnel, the ability to compete for client design-in opportunities, the ability to cross-sell to new clients and to diversify, the success of product sales in new markets or of recently produced product offerings, including bundled product solutions, the amount of cost savings, the ability to improve productivity, the ability to pursue and attract other M&A opportunities, further adjustment to the Endwave restructuring expenses, and the ability to maintain and continue relationships with government agencies. Additional factors that could cause actual results to differ are discussed under the heading “Risk Factors” and in other sections of the company’s filings with the SEC, and in the company’s other current and periodic reports filed or furnished from time to time with the SEC. All forward-looking statements in this press release are made as of the date hereof, based on information available to the company as of the date hereof, and the company assumes no obligation to update any forward-looking statement.

For more information, contact:

Media:

GigOptix, Inc.

Parker Martineau, 408-522-3100

Corporate Communications Manager

pmartineau@gigoptix.com

or

Investor Relations:

The Blueshirt Group, LLC

Matthew Hunt, 415-489-2194

Account Manager

matt@blueshirtgroup.com